TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2015 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2015 Third-Quarter Results Include:
·	Income of $794.0 million, an increase of 9.2% compared to the 2015 second quarter
·	Free cash flow of $112.6 million in third quarter and $271.2 million year to date
·	Maritime fleet utilization at 90.0 percent

(Mexico City, November 26 2015) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the third quarter and first nine months of 2015.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “TMM continues its efforts to strengthen its balance sheet through strict cost controls and planned capitalization, which will allow the Company to continue operating its services in both national and international markets with the highest quality.”

Mr. Serrano concluded, “With over 60 years of experience, Grupo TMM provides a dynamic combination of maritime transport, port management and logistics services through its branch offices and subsidiaries with both current customers and as a new member of the Energy Reform industry.”

THIRD-QUARTER AND FIRST NINE MONTHS OF 2015 OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, consolidated revenues in the 2015 third quarter increased 9.2 percent mainly due to higher revenues in the Maritime segment, and to a lesser extent, in the Ports and Terminals segment. First nine-month 2015 consolidated revenues increased 13.4 percent due to higher revenues in Maritime segment partially offset by lower revenues in Ports and Terminals segment.

Consolidated operating income in the third quarter of 2015 decreased $2.4 million, or 2.4 percent, compared to the same period of 2014, excluding the disposal of an asset for $237.0 million in the third quarter of 2014. In the nine-month period, consolidated operating income increased $35.5 million, or 11.7 percent, compared to the first nine months of 2014, excluding the sale of the Palenque tanker for $63.6 million in the second quarter of 2015.

Third-quarter 2015 consolidated EBITDA was $280.4 million compared to $255.4 million for the same period last year. In the 2015 nine-month period, consolidated EBITDA was $838.4 million compared to $755.5 million for the same period of 2014. The comparison in both periods does not include the sale of the Palenque tanker in the second quarter of 2015 and the disposal of an asset in the third quarter of 2014.

Free cash flow for the third quarter of 2015 was $112.6 million compared to $71.7 million in the same period last year. For the first nine months of 2015, free cash flow was $314.4 million compared to $186.1 million in the same period last year. The comparison in both periods does not include the sale of the Palenque tanker in the second quarter of 2015 and the disposal of an asset in the third quarter of 2014.

Compared to the same period last year, Maritime revenues grew $53.2 million, or 8.2 percent, in the 2015 third quarter mainly due to 26.8 percent higher revenues in chemical tankers attributable to improved average freight rates, as well as a 25.1 increase in product tankers revenues mainly due to 100.0 percent fleet utilization. Maritime revenues improved $273.7 million, or 15.1 percent, in the 2015 first nine months compared to the same period last year mainly due to a 19.4 percent increase in chemical tankers revenues due to improved average freight rates, as well as a 19.0 percent increase in offshore segment revenues and a 10.9 percent improvement in product tankers revenues due to better fleet utilization and efficiency in both segments.

Third-quarter 2015 Maritime operating profit decreased 12.3 percent to $119.9 million from $136.7 million in the 2014 period mainly due to increased operating costs in the offshore segment for the hire of two vessels in U.S. dollars, higher fuel costs at harbor tugs, and a 3.5 percent increase in consideration for the extension of tugs vessel service in Manzanillo. During the first nine months of 2015 Maritime operating income decreased 1.8 percent to $395.9 million from $402.9 million in the same period of 2014 mainly due to the sale of the Palenque tanker for $63.6 million in the 2014 period. Excluding the sale, operating income would have increased 14.0 percent to $459.5 million in the2015 nine-month period. The 2015 period also benefitted from a better mix in average rates in chemical tankers and offshore vessels, product tankers utilization improving to 100.0 percent, partially offset by a decrease in the amount and type of work performed in the shipyard, as well as increased costs in harbor tugs.

Third-quarter 2015 Maritime EBITDA increased 3.8 percent to $297.3 million compared to $286.5 million in the same period of 2014. The Maritime EBITDA margin in the third quarter of 2015 was 42.3 percent. During the first nine months of 2015, Maritime EBITDA increased 17.2 percent to $984.0 million compared to $839.9 million in the same period of 2014. The Maritime EBITDA margin in first nine months of 2015 was 47.3 percent.

Ports and Terminals revenues increased 24.0 percent in the 2015 third quarter to $72.6 million mainly attributable to higher revenues in the Tampico and Tuxpan terminals due to an increase in the volume of steel and gravel, partially offset by lower revenues at Acapulco due to a lower number of transported cars.  Comparing the first nine months of 2015 to same period last year, Ports and Terminals revenues decreased 1.7 percent to $207.1 million mainly due to a lower number of cars transported in Acapulco, as well as a decrease in automotive segment revenues, partially offset by higher revenues in the intermodal terminal and container maintenance and repair.

Third-quarter 2015 Ports and Terminals operating income increased $6.7 million to $7.0 million compared to $0.3 million in the same period 2014, mainly due to improved volumes at the Tampico and Tuxpan terminals. First nine-month 2015 Ports and Terminals operating income decreased 2.3 percent to $25.9 million compared to $26.5 million in first nine months of 2014 due to higher costs  for the container maintenance and repair and intermodal segments, as well as lower revenues at Acapulco, partially offset by improved results at the Tampico Maritime Terminal and Agencies.

Ports and Terminals EBITDA in the third quarter of 2015 increased $6.6 million to $10.5 million compared to $3.9 million in same period of 2014. Ports and Terminals EBITDA margin was 14.5 percent in the third quarter of 2015. During first nine months of 2015 Ports and Terminals EBITDA was $37.4 million compared to $ 37.3 million in the same period last year. Ports and Terminals’ EBITDA margin in the first nine months of 2015 was 18.1 percent.

DEBT
As of September 30, 2015, TMM’s total net debt was $9,702.3 million. At the end of third quarter of 2015, TMM paid approximately $474.3 million of its Trust Certificates debt, of which $240.0 million was paid to principal. Finally, of TMM’s total debt, only $899.4 million, or 8.3 percent, is short-term debt.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/14	As of 09/30/15
Mexican Trust Certificates (1)	$9,900.9	$9,939.7
Other Corporate Debt	1,087.3	942.9
Total Debt	$10,988.2	$10,882.6
Cash	743.0	1,180.3
Net Debt	$10,245.2	$9,702.3
*Book Value
(1) 20-year term, non-recourse to the Company and rated “AA” by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or  refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	September 30,	December 31,
	2015	2014

Current assets:
Cash and cash equivalents	1,180.3	743.0
Accounts receivable
Accounts receivable - Net	915.2	782.0
Other accounts receivable	223.3	947.1
Prepaid expenses and others current assets	152.8	149.0
Non-current assets held for sale	181.4	184.9
Total current assets	2,653.0	2,806.1
Property, machinery and equipment	10,046.0	9,459.4
Cumulative Depreciation	(373.8)	(461.0)
Property, machinery and equipment - Net	9,672.2	8,998.4
Other assets	288.7	309.5
Deferred taxes	475.6	810.3
Total assets	13,089.4	12,924.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	899.4	918.6
Suppliers	288.1	371.6
Other accounts payable and accrued expenses	521.5	631.0
Liabilities directly associated with non-current assets held for sale	91.2	94.2
Total current liabilities	1,800.1	2,015.3
Long-term liabilities:
Bank loans	332.7	344.4
Trust certificates debt	9,650.5	9,725.1
Other long-term liabilities	211.1	201.9

Total long-term liabilities	10,194.3	10,271.4
Total liabilities	11,994.4	12,286.8

Total stockholders´ equity	1,095.0	637.5

Total liabilities and stockholders´ equity	13,089.4	12,924.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Ports and Terminals	72.6	58.5	207.1	210.5
Maritime	703.1	649.9	2,081.7	1,808.1
Corporate and others	18.4	18.5	55.3	48.5
Revenues from freight and services	794.0	726.9	2,344.1	2,067.1

Ports and Terminals	(62.0)	(54.6)	(169.7)	(173.2)
Maritime	(405.8)	(363.4)	(1,181.7)	(968.2)
Corporate and others	(18.1)	(18.8)	(54.4)	(49.1)
Cost of freight and services	(485.9)	(436.9)	(1,405.8)	(1,190.5)

Ports and Terminals	(3.6)	(3.7)	(11.5)	(10.8)
Maritime	(177.4)	(149.8)	(504.0)	(436.9)
Corporate and others	(1.9)	(1.8)	(5.6)	(5.6)
Depreciation and amortization	(182.8)	(155.3)	(521.1)	(453.3)

Corporate expenses	(68.4)	(51.7)	(194.7)	(160.9)
Ports and Terminals	7.0	0.3	25.9	26.5
Maritime	119.9	136.7	395.9	403.0
Corporate and others	(1.5)	(2.2)	(4.6)	(6.2)
Other (expenses) income - Net	40.7	254.0	51.5	276.8
Operating Income	97.7	337.1	274.1	539.2
Financial (expenses) income - Net	(186.2)	(204.1)	(584.8)	(633.8)
Exchange gain (loss) - Net	(2.8)	(22.7)	2.4	(25.2)
Net financial cost	(189.0)	(226.8)	(582.4)	(659.0)
(Loss) income before taxes	(91.3)	110.3	(308.3)	(119.8)
Provision for taxes	(1.0)	(2.7)	(2.2)	(8.7)

Net (loss) income before discontinuing operations	(92.3)	107.6	(310.5)	(128.5)
Loss from discontinuing operations	(10.6)	(28.2)	(41.7)	(70.7)
Net (loss) income for the period	(102.8)	79.4	(352.3)	(199.2)

Attributable to:
Minority interest	(3.0)	(1.0)	(3.7)	(1.8)
Equity holders of GTMM, S.A.B.	(99.8)	80.4	(348.5)	(197.5)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.0)	0.8	(3.4)	(1.9)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.0)	0.8	(3.4)	(1.9)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Cash flow from operation activities:
Net (loss) income before discontinuing operations	(92.3)	107.6	(310.5)	(128.5)
Charges (credits) to income not affecting resources:
Depreciation & amortization	198.6	174.4	576.8	512.0
Other non-cash items	152.6	(44.3)	595.1	334.3
Total non-cash items	351.2	130.1	1,171.9	846.3
Changes in assets & liabilities	(104.5)	4.0	(365.6)	(40.5)
Total adjustments	246.7	134.2	806.3	805.7
Net cash provided by operating activities	154.5	241.8	495.7	677.3

Cash flow from investing activities:
Proceeds from sales of assets	-	0.6	62.9	84.7
Payments for purchases of assets	(24.7)	(55.8)	(79.9)	(134.5)
Proceeds from sales of subsidiaries	(28.2)	17.2	668.4	11.4
Net cash (used in) provided by investment activities	(52.9)	(38.1)	651.5	(38.3)

Cash flow provided by financing activities:
Short-term borrowings (net)	(14.9)	(20.0)	(216.7)	(18.7)
Repayment of long-term debt	(271.0)	(389.5)	(582.3)	(872.3)
Proceeds from issuance of long-term debt	-	47.0	30.0	47.0
Net cash used in financing activities	(285.9)	(362.5)	(769.0)	(844.0)
Exchange losses on cash	47.8	4.4	59.1	3.6
Net increase (decrease) in cash	(136.5)	(154.4)	437.3	(201.5)
Cash at beginning of period	1,316.9	847.9	743.0	895.0
Cash at end of period	1,180.3	693.5	1,180.3	693.5
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.